Form C

Cover Page

Name of issuer:

Daniel Film LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: NM

Date of organization: 2/12/2024

Physical address of issuer:

1209 Mountain Road PL NE
Ste R
Albuquerque NM 87110

Website of issuer:

https://unveiltv.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

If Other, describe the security offered:

Investment Units

Target number of securities to be offered:

7

Price:

$8,000.000000

Method for determining price:

The offering price of Units and the aggregate amount of Units offered are not related to Company's asset value, net worth, results of operations or any other established criteria of value other than the projected budgeted amount of the Film.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$4,170,556.00

Deadline to reach the target offering amount:

4/30/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$486,139.00	$0.00
Cash & Cash Equivalents:	$179,918.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$76,136.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($69,492.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Daniel Film LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Daniel Kooman	Director / Producer	Unveil Studios Inc.	2024
Matthew Kooman	Director / Editor	Unveil Studios Inc.	2024
Travis Mann	Producer	Cobalt Pictures	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Daniel Kooman	Manager	2024
Travis Mann	Chief Executive Manager	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Unveil Studios	80.0 Class A Units. Unveil Studios if 50/50 owned by Matthew Kooman and Daniel Kooman.	80.0
Cobalt Studios	20.0 Class A Units. Cobalt Studios is 100% owned by Travis Mann	20.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Limited Operating and Production History of Daniel Film LLC. Daniel Film is

Limited Operating and Production History of Daniel Film LLC. Daniel Film is a recently formed entity with limited operating history. While the principals of Management have experience in the entertainment industry and film production, they have not managed a vehicle with the same production and distribution strategy as Company before. This lack of experience may contribute to the inability ofCompany to implement and execute its business strategy. Company's business plan should be evaluatedon the basis that there can be no assurance that Management's assessment of business opportunities willprove accurate or that Company will achieve its business objectives.

Reliance on Management. All decisions with respect to the operation of the Company will be made exclusively by Management. Decisions regarding the production of the Film will be made by its producers, director and Management. Such discretion will be exercised without the consent of the investors. Persons who purchase Units will not have advance knowledge of or the opportunity to evaluate certain significant decisions related to Company's business. The success of the Company will, to a large extent, depend on the quality of the management of the Company and the producers and director of the Film. Although Management believes that its personnel and the Film's producers and directors will have sufficient business and motion picture experience to supervise the management of the Company and production/distribution of the Film, respectively, there can be no assurance that these individuals and the Management will perform adequately or that limited liability company operations will be successful. Subscribers will have no right or power to take part in the management of theCompany. Accordingly, no person should purchase any of the Units offered hereby unless such prospective purchaser is willing to entrust all aspects of the management of the Company toManagement (and production of the Film to its producers, directors and Management, as well as distribution to Management and the Film's subsequent distributor) and has evaluated the Management's capabilities to perform its particular functions.

Potential Competing Assets or Liabilities. Company is not aware of any other films or series in development about Daniel or other characters featured in the Daniel movie. However, Biblical storiesare increasingly interesting to Distributors, and this could change in the future. Our film has a uniquestoryline including numerous Biblical characters from the exile period of 600 BC, and there is alwaysthe possibility that other studios could produce and attempt to distribute a competitive film.

Inadequate Funds. Even if the full Offering is raised, the Company may not have adequate cash to complete the Film as a result of unforeseen costs or difficulties, which may require the Company to raise additional financing. If the Company raises capital through equity financings, existing members may experience dilution in the percentage ownership of their investment. The exact amount of capitalthat may be required would depend upon numerous factors, many of which are outside of Company's control. Company cannot be sure that it will be able to obtain additional financing on acceptable terms or at all. Failure to obtain additional financing could materially adversely affect the Company's efforts to produce the Project, and consequently, the value of the Investor Interests purchased through this offering.

Commercial Success. Even if enough funding is obtained to produce the Film, finance the contracting of distribution, and produce related ancillary products, there can be no guarantee of the commercial success of any feature film production or sale of such ancillary products that would result in revenues to Company. Distributable profits will likely occur only if distribution, publishing, manufacturing, andlicensing contracts provide adequate revenues to the Company to result in distributable profit (and, ofcourse, the Film and products must have market appeal to attract such revenues).

Reliance on Financial Projections and Assumptions. This Memorandum contains forward-looking statements regarding Company's plans and objectives for the future. Projections for any business, including Company's business, are materially dependent upon assumptions. These assumptions are estimates and are not guaranteed figures. Company has based projections on MPAA average revenues figures. The MPAA figures are based on significantly more films than Company will have an equity participation in. There is no guaranty that the films in which Company participates will be able to meet or exceed MPAA average revenue figures. To the extent that future Company operational results differ from Company 's assumptions, Company's results of operations will vary from these projections. Such variance is highly likely, and any such variance may be material and may be adverse to Company.

Currency Fluctuation. All or portions of the Film will likely be produced outside of the United States(e.g., India). The proceeds of the Offering will be collected in U.S. dollars, so the budget of the Film is subject to inherent risks of conducting business across international borders, including, but not limited to, currency exchange rate fluctuations and foreign exchange limitations. Despite efforts by the Management to minimize the risks relating to these factors, such factors could have a material adverse effect on the budget of the Film. That being said, funds to our line producer will be paid in US dollars, so the fluctuation will be constrained considerably compared to dealing in local currency.

Limited Transferability. It is not anticipated that a public trading market will develop for the Units.Subscribers may not, therefore, be able to liquidate their investments in the event of an emergency. In addition, membership interests may not be readily accepted collateral for loans. Also, Management may not permit an assignee of membership interests to become a substituted member. Consequently, the purchase of Investor Interests should be considered only as a long-term investment

Tax Considerations. In evaluating the purchase of Units as an investment, a prospective investor should consider the tax risks thereof, including (i) the possible reallocation of net income and net loss and credits; (ii) the tax liability resulting from a sale or other disposition of such purchaser's InvestorInterests, or a sale or other disposition of the Film, including income, a portion of which may be taxed at ordinary income rates; (iii) the possibility that the deductions taken by the members of the Company in a taxable year might not be allowed in such year or that certain expenses may be required to be capitalized; (iv) the risk that a purchaser's tax liability may exceed such purchaser's share of cash distributions for a particular tax year; (v) the possibility that an audit of the Company's informational returns may result in the disallowance of the members' deductions, and in an audit of the purchaser's tax return; and (vi) possible adverse changes in the tax laws and their interpretation. NO TAX ADVICE OR COUNSEL IS GIVEN WITHIN THIS MEMORANDUM. PROSPECTIVE PURCHASERS MUST CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SUITABILITY OF THIS INVESTMENT AND THE TAX CONSEQUENCES OF SUCH AN INVESTMENT FOR EACH PERSON'S PARTICULAR CIRCUMSTANCES.

Indemnification. The Operating Agreement provides that under certain circumstances Management and other agents will be indemnified by the Company for any liabilities or losses arising out of such Management's activities in connection with the Company. Indemnification under such provision could reduce or deplete the assets of the Company.

Our matching P&A partner will need to deliver on their end for the matching $600K in P&A. Daniel Film LLC have no 'by the minute access' to their cashflow.

If something delays completion of the film in production or post-production, the release date for the film is not guaranteed to be in 2026

Film Success Can Be Subjective. Company's business depends, principally, on the commercial success of the Film it produces, which is unpredictable and involves a substantial degree of risk. Each motion picture is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. Generally, the popularity of motion pictures depends on many factors, including the critical acclaim they receive, the depth of marketing support, the format and timing of their initial release, the actors and other key talent, their genre and their specific subject matter. If a motion picture is not an artistic or critical success or if for any reason, it is not well received by the public, it will likely be a financial failure.

Competitive Industry. The motion picture industry is highly competitive. In the production phase, competition may affect Company's ability to obtain the services of preferred performers or maintain those performers appearing in the Film should extension of schedule be required beyond contracted obligations, and other creative personnel. Company will be competing with the producers of other films in arranging for distribution in the domestic theatrical marketplace and in other markets and media. In the distribution phase, competition may limit the availability of theaters required for the successful distribution of the Film. The Film will be competing directly with other motion pictures and indirectly with other forms of public entertainment. Company will compete with numerous larger motion picture production companies and distribution companies that have substantially greater resources, larger and experienced production and distribution staff, and established histories of successful production and distribution of motion pictures.

Commercial Success. Many films are released each year that are not commercially successful and fail to recoup their production costs from

United States theatrical distribution. Foreign and ancillary markets have, therefore, become increasingly important. Although both foreign and ancillary markets have grown, neither provides a guarantee of revenue. Licensing of a motion picture in the ancillary markets is particularly dependent upon performance in theatrical distribution.

Entertainment Industry Risk. Company will likely be adversely affected by an overall (domestic or international) entertainment market downturn. Company's return will also likely be adversely affected by a recession or depression in domestic and/or international general economic market conditions. In recessionary or stagnant economies expenditures on entertainment expenses such as films may decrease, although historically they have maintained growth.

Production. Particularly as produced by independent filmmakers, each motion picture is a separate business venture with its own management, employees and equipment, and its own budgetary requirements. There are substantial risks associated with movie production, including death or disability of key personnel, other factors causing delays including acts of God, destruction or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements, and physical destruction or damage to the Film itself. Though industry-standard insurances will be utilized, significant difficulties such as these may materially increase the cost of production or may cause the entire Film to be abandoned. Deferral of film production expenses, fees, salaries, "points" entitlement (profit participation by outside parties), and the like can also add to the "actual" film budget and revenue obligations, meaning that Subscribers may wait longer before repayment of their subscriptions is completed, if it is.

Premature Abandonment. The production or distribution of any film may be abandoned at any stage if further expenditures do not appear commercially feasible or not enough money has been raised to complete the project or any of its revenue-producing phases or products, with the resulting loss of some or all of the funds previously expended on the production or distribution of the Film or related products.

Cost Overruns. The costs of producing motion pictures may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and other production disruptions. While Company intends to engage production support companies and personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget is always significant and may have a substantial adverse impact on the profitability of the Film. Many films are produced utilizing far larger budgets and still experience cost overruns. There may be little room for error in producing commercially viable full-length (approximately 90 to 130 minutes or more running time) features hereby.

Distribution. The profitable distribution of a motion picture depends in large part on the availability and support of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theaters. Although there are discussions with Angel Studios, there is simply no way to actually force any domestic theatrical distribution for any film. In the unlikely event that distribution falters, and Company attempts to self-distribute the Film (arrange for its own theater bookings and other releases because a distributor is not contracted), there is no assurance that theaters or other venues will be available to exhibit or sell the Film.

Long Term Projects. The production and distribution of a motion picture involves the passage of a significant amount of time. Development through delivery of any film can be multiple years, not including distribution and exhibition, which may take even longer. Limited liability company gross revenues or distributable cash may be generated, if at all, over a period of several years after the Film is readied for exhibition

Pre-Sale Agreements: Sale of Territorial Distribution Rights. Company may obtain a portion of production financing for the Film by some combination of joint ventures or the pre-sale of rights for the exploitation of the Film in one or more territories. Management has the right to sell at any time, including prior to the production of the Film, the distribution rights to the Film in any territory that it, in its sole discretion, deems appropriate. To the extent that pre-sale agreements (whether with respect to the foreign or domestic market) are necessary to obtain a portion of the production financing, the proceeds of any such pre-sale agreement will not be available for distribution by the Company. Instead, only the additional amounts which such a distributor would remit to Company after such distributor recouped

the minimum guarantee payable with respect to such pre-sale agreement, plus a distribution fee and the reimbursement of expenses, would be available as cash flow to the Company. The pre-sale of the right to exploit the Film in certain territories will ultimately dilute the market potential for the Film.

Foreign Distribution. Foreign distribution of a motion picture (i.e., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the distribution of films. Also, revenues derived from the distribution of the Film in foreign countries, if any, may be subject to currency controls and other restrictions that may temporarily or permanently prevent the inclusion of such revenue in gross Company revenues. Accountability for revenues generated in foreign markets can be extremely difficult, if not impossible, in some markets, to count on for the ultimate return of some revenues to the Company. Given the recent economic downturn it has become increasingly difficult to sell theatrical or DVD rights to foreign territories.

Company Last in Line. A motion picture typically goes from the producer to the distributor who in turn may send it to territorial sub-distributors, who send it to theatrical exhibitors. The box office receipts generated by a motion picture travel this same route in reverse. The exhibitor takes a cut and sends the balance to the sub-distributor, if any, who takes a cut and sends the balance to the distributor, who takes a cut and sends the balance to the producer (in our case, the Company). The problem for the private investors with this system is that such investors, as members of the Company, who have had their money at risk for the longest time, are at the tail end of the revenue receipts chain. Thus, the Company and its members will be last in line to benefit from such a revenue stream, if any.

Industry Changes. The entertainment business, in general, and the motion picture business in particular, are undergoing significant changes, primarily due to technological developments. Such developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded pay and streaming, syndicated television, etc. During the last several years, revenues from licensing of motion pictures to network television decreased (and fewer films are now being licensed for any price to network television), while revenues from streamers and pay television, although increased for a few years are now generally decreasing in these ancillary markets for independent producers. It is impossible to accurately predict the effect that these and other new technological developments and market trends may have on the motion picture industry.

Ancillary Dependence. The success of the majority of ancillary products created, published, or manufactured in tandem with a theatrical motion picture is typically reliant on the market success of the feature film, with the exceptions being the motion picture soundtrack, any soundtrack 'inspired by' the motion picture, and educational curriculum products. If the Film is produced, there is no guarantee of the commercial success of the Film and therefore no guarantee of the projected sales or success of the ancillary products dependent on the success of the Film. Additionally, since much of the marketing and even tangible creation of the ancillary products will be co-financed or financed in whole by third parties in the particular industries for which different ancillary products are created and which will take a large percentage of generated revenues resulting from sales of the products, the success or lack of success of the Film may impact the market viability of any percentage due to Company from such ancillary products.

Potential Conflicts of Interest
Management may be subject to various conflicts of interest in managing the Company. These conflicts may include:
Receipt of Fees and Other Compensation by Management. Company transactions may result in the reimbursement of certain expenses and in the payment of fees or percentage participations in the Film's revenue to Management (as writer, director, producer, etc.). Management has a certain amount of discretion with respect to decisions relating to such transactions and may make decisions in its personal interest that aren't in the best interests of the Company or its Members, even though its participation is aligned completely with investors, since the Management will not receive any profit participation until investors are paid in full.
Non-Arm's-Length Agreements. All agreements and arrangements relating to compensation between the Company and Management will not be the result of arm's-length negotiations. Therefore, they may not be as favorable to the Company as agreements that were the result of arm's-length negotiations.
Company Competition. The Company may compete in the future with other affiliated corporations or other entities operated by Management. Management may become the management of other corporations,

partnerships or limited liability companies in the future that may have the same or similar investment objectives as the Company. People who may contract to develop motion pictures for such corporations or other entities managed or formed by Management may be some of the same individuals who are acting in the capacity within this project. Such relationships may cause conflicts of interest. Management, under such circumstances, will exercise its discretion, in good faith, in allocating film projects among such entities based on availability of funds and specific criteria of the entities for such motion picture projects.

Lack of Separate Representation. Company and Management may not be represented by separate counsel, or other professionals, with regard to Management's business and the business of the Company. The attorneys, accountants, professional managers and other professionals who perform services for Company may also perform similar services for Management and future corporations or limited liability companies managed by Management.

Distributors. With respect to any film invested in, financed and produced by Company, if a motion picture distribution company is contracted for its services, it will act as the distributor and, thereby will have control over many aspects of the exploitation of the Film. The distributor will receive a fee measured by some or all of the proceeds derived from the exploitation and distribution of the Film, notwithstanding that Company has not recouped its investment, and, therefore, a distributor's interest in such exploitation may be different from that of Company's.

Payment of Expenses. Company intends to pay certain fees and other operating expenses (such as legal and accounting fees) out of this Offering and from revenue. There is no assurance that Company will generate revenue sufficient to offset such expenses.

Lack of Securities Regulation. Neither the SEC nor any state or foreign securities regulatory agency has reviewed or passed upon the accuracy or adequacy of this Memorandum or passed upon or endorsed the merits or fairness of this offering. Accordingly, prospective investors will not enjoy the benefits or security, if any, that may be derived from the registration or qualification process with respect to the accuracy or adequacy of the disclosures contained in this Memorandum, or the merits or fairness of this Offering.

Need for Independent Investment Analysis and Due Diligence Review. No independent legal, accounting or business advisors have been appointed to represent the interests of prospective investors in connection with this offering. Neither Company nor any of its officers, mangers, employees or agents make any representation or express any opinion with respect to the merits of an investment in the Units offered hereby, including, without limitation, our proposed value. Each prospective investor is therefore encouraged to engage independent accountants, appraisers, attorneys and other advisors to
(i) conduct such due diligence review as such prospective investor may deem necessary and advisable, and (ii) to provide such opinions with respect to the merits of an investment in the Units offered hereby and applicable risk factors as such prospective investor may deem necessary and advisable. We will fully cooperate with any prospective investor who desires to conduct such an independent analysis, so long as we determine, in our sole discretion, that such cooperation is not unduly burdensome. Each prospective investor acknowledges that he, she or it has been informed and understands that our legal counsel has not "expertized" any portion of this Memorandum.

Arbitrarily Determined Unit Price. The offering price of Units and the aggregate amount of Units offered are not related to Company's asset value, net worth, results of operations or any other established criteria of value other than the projected budgeted amount of the Film.

Daniel Kooman and Travis Mann are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: Funds from the WeFunder go into the following accounts by percentage: Production Finishing / PostProduction: 72.10% Wefunder: 7.90% Marketing/P&A: 20%

If we raise: **$4,170,556**

Use of Proceeds: Funds from the WeFunder go into the following accounts by percentage until we complete Production Finishing / PostProduction: 72.10% Wefunder: 7.90% Marketing/P&A: 20%

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

See exact security attached as Appendix B, Investor Contracts

Daniel Film LLC is offering up to 579 shares of Investment Units, at a price per share of $8,000.00. Investors will receive 110% of their principal investment + 50% of net cash flow thereafter (pro rata based on their share of units).

Investors in the first $150,000.00 of the offering will receive units at a price per share of $7,200.00. Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

The campaign maximum is $4,170,556.00 and the campaign minimum is $50,000.00.

VIP Bonus

Daniel Film LLC will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first

Company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,

Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:
Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Units	100	100	Yes
Class D Units	500	62	No
Class B Units	0	0	No
Class C Units	0	0	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	
Warrants:		
Options:	Total Pool:	Issued:

Describe any other rights:

Class A Units are for management only. B and C are for talent and special distributors or industry members that add value outside of cash. Class B and C do not have voting power. D are for the Reg CF WeFunder investors and any additional regular unit investors that come off WeFunder platform

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.Based on the risk that the company may never

realize revenues or face a Default Event, the Investor may never see any returns.Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the

executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Unveil Studios Inc
Issue date	12/30/24
Amount	$23,458.00
Outstanding principal plus interest	$23,458.00 as of 10/14/25
Maturity date	12/31/25
Current with payments	Yes

it's a no interest loan

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2024	Section 4(a)(2)		$4,320	General operations
4/2024	Section 4(a)(2)		$80,000	General operations
7/2024	Section 4(a)(2)		$54,000	General operations
7/2024	Section 4(a)(2)		$4,000	General operations
7/2024	Section 4(a)(2)		$32,000	General operations
7/2024	Section 4(a)(2)		$7,880	General operations
9/2024	Section 4(a)(2)		$24,000	General operations
9/2024	Section 4(a)(2)		$80,257	General operations
12/2024	Section 4(a)(2)		$8,000	General operations
1/2025	Section 4(a)(2)		$4,000	General operations
3/2025	Section 4(a)(2)		$4,000	General operations
4/2025	Section 4(a)(2)		$2,000	General operations
4/2025	Section 4(a)(2)		$1,000	General operations
4/2025	Section 4(a)(2)		$8,000	General operations
4/2025	Regulation Crowdfunding		$827,444	General operations
5/2025	Section 4(a)(2)		$827,444	General operations
6/2025	Section 4(a)(2)		$8,000	General operations
6/2025	Section 4(a)(2)		$8,000	General operations

8/2025	Section 4(a)(2)	$24,000	General operations
8/2025	Section 4(a)(2)	$10,000	General operations
9/2025	Section 4(a)(2)	$500,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Daniel Kooman
Amount Invested	$32,000.00
Transaction type	Other
Issue date	07/16/24
Relationship	Founder

Film Subscription Agreement

Name	Daniel Kooman
Amount Invested	$100,326.00
Transaction type	Loan
Issue date	07/30/24
Outstanding principal plus interest	$0.00 as of 12/30/24
Interest rate	0.0% per annum
Maturity date	07/31/24
Current with payments	Yes
Relationship	Founder

Name	Unveil Studios Inc
Amount Invested	$23,458.00
Transaction type	Loan
Issue date	12/30/24
Outstanding principal plus interest	$23,458.00 as of 10/14/25
Maturity date	12/31/25
Current with payments	Yes
Relationship	X% Owner

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive

relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Company is a Multi-Member LLC organized in New Mexico creating a film about the Biblical Prophet Daniel.

Milestones

Daniel Film LLC was organized in the State of New Mexico in February 2024.

Since then, we have:

- Team's resume includes the $110Million hit movie I Can Only Imagine, Reagan & 2025 Release Zero A.D.
- Mena Massoud, star of Disney's $1.2 Billion Dollar hit Aladdin, stars as DANIEL
- Principal Photography was FUNDED by previous WeFunder round!
- $600,000 P&A Fund Will be Matched for first $600,000 raised for Marketing
- Cannes Film Festival 2024 award winning Cinematographer attached
- The Kooman Brothers films She Has A Name & Breath of Life have reached over 25Million homes
- Our goal is to inspire audiences globally to Stand For the Truth, like Daniel & his three friends

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in February 2024 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2024, the Company had revenues of $0.
- *Assets*. As of December 31, 2024, the Company had total assets of $486,130, including $179,818 in cash.

$486,139, including $179,918 in cash.

- *Net Loss.* The Company has had net losses of $69,492 through December 31, 2024.
- *Liabilities.* The Company's liabilities totaled $76,136 through December 31, 2024.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $123,784 in debt and $2,518,345 in film financing agreements.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Daniel Film LLC cash in hand is $180,000, as of October 2025. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $20,000/month, for an average burn rate of $20,000 per month. Our intent is to be profitable in 8 months.

We are entering production on a feature film in September 2025, so the value that our company has increases as we complete the product of our film company, the film itself. We will complete principal photography in October 2025.

We expect to begin earning distribution revenue by April 2026. Expenses until then will be approximately $500,000. Once the film opens, we project roughly $2.5-10 Million in revenues. We will need an additional $2.6M in funding to finish up the film and up to an additional $2.4M in marketing fund.

We are not yet profitable. But after completing the movie in the fall of 2025, we anticipate being profitable by mid 2026 after theatrical film release or other distribution revenues. If we raise our maximum this Wefunder round, we will not need any additional funding to reach profitability.

We have backup lenders in place if equity does not cover the full costs of production and finishing.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is

necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Daniel Kooman, certify that:

(1) the financial statements of Daniel Film LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Daniel Film LLC included in this Form reflects accurately the information reported on the tax return for Daniel Film LLC filed for the most recently completed fiscal year.

Daniel Kooman

Director / Producer

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
>
> ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
>
> iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

> i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
>
> ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the “Proxy”). The

Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned

distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://unveiltv.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Daniel Film Contract October 2025 EB
- SPV Subscription Agreement
- Daniel Film Contract October 2025

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Daniel Kooman
- Matthew Kooman
- Travis Mann

Appendix E: Supporting Documents

- Daniel_Film_LLC_Basic_Operating_Agreement_-
_LLC_Manager_Managed_ _ Daniel_Film_LLC_02.16

_LLC_Manager_Managed_--_Daniel_Film_LLC_02-16-24_SIGNED_BY_TM__1_.pdf
ttw_communications_178581_181617.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Daniel Film Contract October 2025 EB
- SPV Subscription Agreement
- Daniel Film Contract October 2025

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Daniel Kooman
- Matthew Kooman
- Travis Mann

Appendix E: Supporting Documents

- Daniel_Film_LLC_Basic_Operating_Agreement_-_LLC_Manager_Managed_--_Daniel_Film_LLC_02-16-24_SIGNED_BY_TM__1_.pdf
- ttw_communications_178581_181617.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Daniel Film LLC

By

Daniel Kooman

Writer/Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has

been signed by the following persons in the capacities and on the dates indicated.

Daniel Kooman

Writer/Director
10/20/2025

Travis Mann

Manager
10/20/2025

Matthew Kooman

Writer/Director
10/20/2025

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.